U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

     				   FORM 4
                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Issuer Name and Ticker  6. Relationship of Reporting
   of Reporting Person    or Trading Symbol          Person to Issuer  (Check
                                                     all applicable)

Mark R. Larrabee  	Harrington Financial   	       Director    10% Owner
                        Group, Inc. (HFGI)
c/o Harrington 	                                       Officer 	  X Other
    Financial Group
722 E. Main Street

Richmond IN 47374      3. IRS or Social Security  4. Statement for
                          Number of Reporting        Month/Year
                          Person (Voluntary)
    								     May 2000

                                                  5. If Amendment,
                                                     Date of Original
                                                     (Month/Year)

       Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                 Beneficially Owned

1.Title of  2.Trans- 3.Trans- 4.Securities 5.Amount of   6.Owner-  7.Nature
  Security    action   action   Acquired(A)  Securities	   ship      of In-
  (Instr. 3)  Date     Code     or Disposed  Beneficially  Form:     direct
              (Month/ (Instr.8) of (D)       Owned at End  Direct    Bene-
              Day/             (Instr.3,4,5) of Month      (D) or    ficial
              Year)                          (Instr.3,4)   Indirect  Owner-
                      Code V  Amount (A)  Price            (I)	     ship
                                     or(D)                 (Instr.4) (Instr.4)

Common Stock,
$0.125 par value
per share                                       3,500        D

Common Stock,
$0.125 par value
per share                                       1,000        I     by IRA

Common Stock,
$0.125 par value
per share      5/03/00  P n/a  1,000  A  6.000  1,000        D

Common Stock,.
$0.125 par value
per share                                         294        I by ESOP



	Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)

1.Title of  2.Conver-   3.Trans- 4.Trans- 5.Number of   6.Date
  Derivative  sion or   action   action   Securities	  Exercis-
  Security    Exercise  Date     Code V   Acquired (A)  able and
                                          or Disposed   Expira-
                                          of (D)        tion date
                                                        (M/D/Y)
Options       $12.50     1/13/98
Options       $10.00     1/26/99
Options        $7.50     1/19/00           A  8,000     * 1/19/08

7.Title of          8.Price  9.Number   10.Owner-
  and Amt.          of Deriv-  of Deri- ship form
  of Under-         ative Sec- vative   of Deriv-
  lying             urity      Secur-   ative
  Securities                   ities    Secur-
                               Benefi-  ity
                               cially   direct
                               owned at (D)
                               end of   or
                               Month    indirect
                                        (I)
Title        Amount
Common Stock,
$0.125 par
value
per share    3,000          			D

Common Stock,
$0.125 par
value
per share    5,000            		D

Common Stock,
$0.125 par
value
per share    8,000             16,000     D

Explanation of Responses:
*Options vest at 20% per year from date of grant.


	  	           /S/Mark R. Larrabee        	05/31/00

	                      Signature of Reporting Person     Date